Exhibit 99.1

Corporación América Airports S.A. Reports September 2020 Passenger Traffic

Total passenger traffic down 84.1% driven by declines in all countries of operations impacted by the COVID-19 pandemic

LUXEMBOURG--(BUSINESS WIRE)--October 14, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today an 84.1% decline year-over-year passenger traffic in September 2020.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Sep'20	Sep'19(1)(3)	% Var.	YTD'20(1)(2)	YTD'19(1)(2)(3)	% Var.
Domestic Passengers (thousands)	583	3,979	-85.4%	11,436	35,463	-67.8%
International Passengers (thousands)	282	2,490	-88.7%	6,203	21,590	-71.3%
Transit Passengers (thousands)	271	652	-58.4%	2,469	6,198	-60.2%
Total Passengers (thousands)	1,136	7,122	-84.1%	20,108	63,251	-68.2%
Cargo Volume (thousand tons)	18.8	31.9	-40.9%	183.5	310.1	-40.8%
Total Aircraft Movements (thousands)	22.9	71.0	-67.8%	267.1	645.3	-58.6%

(1) Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2) Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, 280 in December 2019, as well as 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

(3) Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in September 2020 dropped 84.1% YoY, reflecting the continued impact of the Covid-19 pandemic on air travel, although showing a slight sequential improvement from the 88.8% and 92.9% declines reported in August and July, respectively. In most of the countries of operations, certain travel restrictions are still in place and passenger demand remains low. International traffic declined by 88.7% YoY, while domestic traffic dropped 85.4% YoY.

In Argentina, total passenger traffic declined 98.9% YoY, reflecting the continuity of air travel bans implemented mid-March by the Government. International passenger traffic declined 97.1%, keeping minimum levels due and special flights, while domestic passenger traffic dropped 99.6% YoY.

In Italy, passenger traffic declined 72.0% YoY, with international and domestic traffic down 78.1% and 45.5% YoY, respectively, in light of new restrictions to air travel in the region.

In Brazil, total passenger traffic dropped 52.6% YoY, showing a continued sequential improvement from the 69.7% drop in August. Domestic passenger traffic declined 52.5% resulting from a steady recovery in passenger demand. Although international operations restarted at Brasilia Airport during the month, international traffic dropped 95.8% YoY, from low demand.

In Uruguay, passenger traffic declined 94.1% YoY. Commercial operations restarted the first week of July, although borders remain close to non-resident foreigners with certain exemptions and travel demand is still low.

In Ecuador, where commercial operations restarted in June with some restrictions, passenger traffic declined 80.1% YoY, improving sequentially from the 88.1% decline in August, due to the progressive lifting of restrictions to air travel.

In Armenia, air travel bans were lifted during the month, while certain restrictions still apply. Total passenger traffic declined 85.7%, showing an improvement from the 92.5% decline in August.

Cargo Volume and Aircraft Movements

Cargo volume decreased 40.9% on September 2020, mainly due to declines of 36.3% in Argentina, 67.0% in Brazil and 62.1% in Ecuador.

Aircraft movements declined 67.8% YoY in September 2020, mainly attributed to decreases of 80.7% in Argentina, 44.8% in Brazil, 49.8% in Italy and 54.4% in Ecuador. Aircraft movements also declined 66.6 % in Uruguay, 75.9% in Armenia and 81.8% in Peru.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Sep'20 (2)	Sep'19 (1)(2)	% Var.	YTD'20(2)	YTD'19(1)(2)	% Var.
Passenger Traffic (thousands)
Argentina	41	3,608	-98.9%	9,062	32,759	-72.3%
Italy	241	862	-72.0%	1,743	6,431	-72.9%
Brazil	703	1,483	-52.6%	6,046	13,947	-56.6%
Uruguay	10	175	-94.1%	558	1,665	-66.5%
Ecuador	65	329	-80.1%	1,167	3,382	-65.5%
Armenia	48	332	-85.7%	677	2,424	-72.1%
Peru	27	332	-91.7%	854	2,642	-67.7%
TOTAL	1,136	7,122	-84.1%	20,108	63,251	-68.2%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	11,416	17,932	-36.3%	102,698	164,377	-37.5%
Italy	1,103	1,072	2.8%	9,503	9,567	-0.7%
Brazil	1,933	5,857	-67.0%	24,608	68,362	-64.0%
Uruguay	1,988	2,167	-8.2%	22,079	20,983	5.2%
Ecuador	878	2,316	-62.1%	11,872	29,360	-59.6%
Armenia	1,462	2,091	-30.1%	11,382	13,697	-16.9%
Peru	68	431	-84.2%	1,362	3,771	-63.9%
TOTAL	18,847	31,866	-40.9%	183,502	310,116	-40.8%
Aircraft Movements
Argentina	7,028	36,327	-80.7%	123,815	338,064	-63.4%
Italy	3,983	7,931	-49.8%	24,803	61,514	-59.7%
Brazil	7,306	13,235	-44.8%	61,780	119,289	-48.2%
Uruguay	686	2,054	-66.6%	10,477	22,125	-52.6%
Ecuador	2,673	5,856	-54.4%	29,071	60,958	-52.3%
Armenia	671	2,788	-75.9%	7,965	20,424	-61.0%
Peru	504	2,772	-81.8%	9,236	22,937	-59.7%
TOTAL	22,851	70,963	-67.8%	267,147	645,311	-58.6%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411